UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                                                 PRESS RELEASE
                                         FOR IMMEDIATE RELEASE

GRUPO TELEVISA ANNOUNCES PRICING OF Ps.4,500 MILLION
AGGREGATE PRINCIPAL AMOUNT OF 8.49% SENIOR NOTES DUE 2037

Mexico City, May 2, 2007- Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced that it priced Ps.4,500 million aggregate principal amount of 8.49% Senior Notes due 2037.

Televisa plans to use the net proceeds for general corporate purposes, including to replenish its cash position following the payment, with cash on hand, of approximately Ps.992 million of its 8.15% UDI-denominated notes that matured on April 13, 2007, to repay other outstanding indebtedness, and repurchase its shares, in each case, subject to market conditions and other factors.

The 8.49% Senior Notes due 2037 have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Televisa Investor Relations Contacts:	Televisa Media Relations Contacts:
Michel Boyance / Alejandro Eguiluz Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compean Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated May 2, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President